# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Accelerant Holdings, CIK 0001997350
CUSIP: G00894108
Title of class of securities: Class A common shares, $0.0000011951862 par value per share
Address of issuer's principal executive offices: Unit 106, Windward 3, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands (E9), KY1-1108
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002078270

## Reporting persons
- ACP Accelerant Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 85,976,902; sole dispositive power 0; shared dispositive power 85,976,902; aggregate amount beneficially owned 85,976,902 (42.9% of the class)
  Comment: See Item 4
- ACP Insurance Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 90,916,741; sole dispositive power 0; shared dispositive power 90,916,741; aggregate amount beneficially owned 90,916,741 (44.2% of the class)
  Comment: See Item 4
- Schwartz Keoni Andrew: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 90,916,741; sole dispositive power 0; shared dispositive power 90,916,741; aggregate amount beneficially owned 90,916,741 (44.2% of the class)
  Comment: See Item 4

## Item 1. Issuer
Name of issuer: Accelerant Holdings
Address of issuer's principal executive offices: Unit 106, Windward 3, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-1108

## Item 2. Person Filing
Name of person filing:
This Statement is filed by Keoni Schwartz ("Mr. Schwartz"), ACP Accelerant Holdings, L.P., and ACP Insurance Management, LLC. (together, the "Reporting Persons"). The Class A common shares reported as beneficially owned by the Reporting Persons herein consist entirely of Class A common shares underlying Class B common shares that are held directly by ACP Accelerant Holdings, L.P., ACP Accelerant Co-Invest, LLC, and ACP Accelerant Investment Holding Company II, Ltd. Each holder of Class B common shares has the right to convert their Class B common shares into Class A common shares on a 1-for-1 basis at any time and at their option. Additionally, the Class B common shares will automatically convert into Class A common shares, on a 1-for-1 basis, immediately following a transfer to any non-permitted holder of Class B common shares, and all outstanding Class B common shares will automatically convert into Class A common shares, on a 1-for-1 basis, on the earlier of (i) if at any time following the consummation of the Issuer's initial public offering, the holders of the Class B common shares immediately prior to the consummation of the initial public offering hold less than 50% of the total Class B common shares then in issue, and (ii) July 25, 2028, which is the third anniversary of the date on which the Issuer consummated its initial public offering.

ACP Accelerant Holdings, L.P. is the sole owner of ACP Accelerant Investment Holding Company II, Ltd. As such, ACP Accelerant Holdings, L.P. may be deemed to beneficially own the Class A common shares underlying the Class B common shares held directly by ACP Accelerant Holdings, L.P. and ACP Accelerant Investment Holding Company II, Ltd.

ACP Insurance Management, LLC is the general partner of ACP Accelerant Holdings, L.P. and the managing member of ACP Accelerant Co-Invest, LLC. As such, ACP Insurance Management, LLC may be deemed to beneficially own the Class A common shares underlying the Class B common shares held directly by ACP Accelerant Holdings, L.P., ACP Accelerant Investment Holding Company II, Ltd., and ACP Accelerant Co-Invest, LLC.

Mr. Schwartz is the sole owner and managing member of ACP Insurance Management, LLC. As such, Mr. Schwartz may be deemed to beneficially own the Class A common shares underlying the Class B common shares held directly by ACP Accelerant Holdings, L.P., ACP Accelerant Investment Holding Company II, Ltd., and ACP Accelerant Co-Invest, LLC.
Address of principal business office or, if none, residence: 400 Hamilton Avenue, Suite 230, Palto Alto, CA 94301
Citizenship: Mr. Schwartz is a citizen of the United States. ACP Accelerant Holdings, L.P. is a Cayman Islands limited partnership. ACP Insurance Management, LLC is a Cayman Islands limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of September 30, 2025, ACP Accelerant Holdings, L.P. may be deemed the beneficial owner of 85,976,902 Class A common shares. This amount includes (i) 82,674,639 Class A common shares it has the right to acquire upon conversion of 82,674,639 Class B common shares held directly by ACP Accelerant Holdings, L.P. and (ii) 3,302,263 Class A common shares it has the right to acquire upon conversion of 3,302,263 Class B common shares held directly by ACP Accelerant Investment Holding Company II, Ltd.

As of September 30, 2025, ACP Insurance Management, LLC and Mr. Schwartz may be deemed the beneficial owners of 90,916,741 Class A common shares. This amount includes (i) 82,674,639 Class A common shares they have the right to acquire upon conversion of 82,674,639 Class B common shares held directly by ACP Accelerant Holdings, L.P., (ii) 3,302,263 Class A common shares they have the right to acquire upon conversion of 3,302,263 Class B common shares held directly by ACP Accelerant Investment Holding Company II, Ltd., and (iii) 4,939,839 Class A common shares they have the right to acquire upon conversion of 4,939,839 Class B common shares held directly by ACP Accelerant Co-Invest, LLC.
Percent of class:
As of September 30, 2025, ACP Accelerant Holdings, L.P. may be deemed to beneficially own approximately 42.9% of the Class A common shares outstanding. This percentage is based on (i) 114,578,616 Class A common shares outstanding as of September 30, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2025 (the "Q3 2025 Form 10-Q"), and (ii) an aggregate 85,976,902 Class A common shares it has the right to acquire upon conversion of an aggregate 85,976,902 Class B common shares held directly by ACP Accelerant Holdings, L.P. and ACP Accelerant Investment Holding Company II, Ltd., which Class A common shares have been added to the quantity of Class A common shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As of September 30, 2025, ACP Insurance Management, LLC and Mr. Schwartz may be deemed to beneficially own approximately 44.2% of the Class A common shares outstanding. This percentage is based on (i) 114,578,616 Class A common shares outstanding as of September 30, 2025, as reported in the Q3 2025 Form 10-Q, and (ii) an aggregate 90,916,741 Class A common shares they have the right to acquire upon conversion of an aggregate 90,916,741 Class B common shares held directly by ACP Accelerant Holdings, L.P., ACP Accelerant Investment Holding Company II, Ltd., and ACP Accelerant Co-Invest, LLC, which Class A common shares have been added to the quantity of Class A common shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

The Issuer has two classes of Common Stock: Class A common shares and Class B common shares. Each Class A common share is entitled to one vote per share, and each Class B common share is entitled to ten votes per share. Accordingly, ACP Accelerant Holdings, L.P.'s percentage ownership of the aggregate Class A common shares and Class B common shares outstanding is approximately 38.8%, and its aggregate voting power represents approximately 72.4% of the voting power of the Issuer. ACP Insurance Management, LLC's and Mr. Schwartz's percentage ownership of the aggregate Class A common shares and Class B common shares outstanding is approximately 41.0%, and their aggregate voting power represents approximately 76.6% of the voting power of the Issuer. The aggregate percentage ownership of the Class A common shares and Class B common shares and the aggregate voting power set forth herein are based on 114,578,616 Class A common shares and 107,241,428 Class B common shares, each outstanding as of September 30, 2025, as reported in the Q3 2025 Form 10-Q.
Sole power to vote or to direct the vote:
ACP Accelerant Holdings, L.P.: 0
ACP Insurance Management, LLC: 0
Mr. Schwartz: 0
Shared power to vote or to direct the vote:
ACP Accelerant Holdings, L.P.: 85,976,902
ACP Insurance Management, LLC: 90,916,741
Mr. Schwartz: 90,916,741
Sole power to dispose or to direct the disposition:
ACP Accelerant Holdings, L.P.: 0
ACP Insurance Management, LLC: 0
Mr. Schwartz: 0
Shared power to dispose or to direct the disposition:
ACP Accelerant Holdings, L.P.: 85,976,902
ACP Insurance Management, LLC: 90,916,741
Mr. Schwartz: 90,916,741

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The responses to Items 2 and 4 are incorporated herein by reference.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The response to Item 2(a) is incorporated herein by reference.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1: Joint Filing Agreement, dated November 14, 2025
Exhibit 2: Power of Attorney for ACP Accelerant Holdings, L.P., dated July 22, 2025
Exhibit 3: Power of Attorney for ACP Insurance Management, LLC, dated July 22, 2025
Exhibit 4: Power of Attorney for Keoni Andrew Schwartz, dated September 19, 2025

## Signatures
- ACP Accelerant Holdings, L.P.: /s/ Jennifer Mello, Jennifer Mello, Attorney-in-Fact (11/14/2025)
- ACP Insurance Management, LLC: /s/ Jennifer Mello, Jennifer Mello, Attorney-in-Fact (11/14/2025)
- Schwartz Keoni Andrew: /s/ David Pelsue, David Pelsue, Attorney-in-Fact (11/14/2025)